April 5, 2023

Anu Dubey

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Vertical Capital Income Fund File Nos. 333-208597 and 811-22554

Dear Ms. Dubey:

On January 13, 2023, Vertical Capital Income Fund (the "Registrant") filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy"). On January 20, 2023, you provided oral comments on the Proxy to which the Registrant responded by letter dated February 13, 2023. On February 28, 2023, you provided supplemental comments to the proposed revisions to the Proxy and the February 13, 2023, response letter, to which the Registrant responded by letter dated March 10, 2023. On March 27, 29, and 30, 2023, you provided oral comments on a response provided in the March 10, 2023, response letter related to "bundling". Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy. A version of the proxy statement, marked against the last working draft submitted as Correspondence on EDGAR, is attached to aid in your review.

General Guidance. Please file as correspondence on EDGAR the Registrant's third response letter and, if relevant, a marked copy of the proxy statement sufficiently in advance of filing the definitive version of the proxy statement to allow for SEC staff review and adequate time for resolution of all comments.

PROXY STATEMENT

Comment 1. The following is a supplemental comment to Comment 10(A) and the related response from the March 10, 2023, response letter, which was a follow on to Comment 37 in the February 13, 2023, response letter. (The Registrant has reproduced Comment 10(A) and the response and Comment 37 and the response below for ease of reference).

Comment 10. With respect to original Comment 37 on bundling:

(A)	represent to the SEC staff that the changes to the Declaration of Trust in proposal number five do not require shareholder approval under the Delaware Statutory Trust Act or the existing Agreement and Declaration of Trust; and

Response:

(A)	The Registrant reiterates its prior response that it is seeking shareholder approval of the Amended and Restated Declaration of Trust due to contractual provisions in the Transaction Agreement, not because the proposed changes require shareholder approval. Reputable Delaware counsel has been consulted and the Registrant represents to the SEC staff that it has determined that the changes to the Declaration of Trust in proposal number five do not require shareholder approval under the Delaware Statutory Trust Act or the existing Agreement and Declaration of Trust.

Comment 37. With respect to Proposals 5 and 6, in the proxy statement and the proxy ballot card, set out each issue to be voted upon separately to avoid impermissible "bundling" of matters to assure conformity with Rule 14a-4(a)(3) under the Securities Exchange Act of 1934. For guidance, please refer to Greenlight Capital LP et al v. Apple Inc. (U.S. District Court for the Southern District of New York, February 22, 2013) and IM Guidance Update February 2014, No. 2014-02, UNBUNDLING OF PROXY PROPOSALS – INVESTMENT COMPANY CHARTER AMENDMENTS.

Response: The Registrant notes that it is seeking shareholder approval of the amended and restated organizational documents in Proposals 5 and 6 due to contractual provisions in the Transaction Agreement, not because any specific proposed change requires shareholder approval. The amendment and restatement of the organizational documents is intended to update the provisions to a more modern form in line with current standard industry provisions. The Registrant respectfully submits that it has analyzed Rule 14a-4(a)(3) and related SEC staff guidance, and the matters proposed under Proposals 5 and 6 and has determined that Proposals 5 and 6 comply with the requirements of the rule. Reputable Delaware counsel has been consulted regarding this matter and advised that for purposes of state law, the Registrant's existing organizational documents do not clearly require shareholder approval for any individual difference between the existing organizational documents and the amended and restated organizational documents being presented to shareholders and do not clearly result in a material change in the rights associated with Fund shares from a Delaware law perspective. In this regard, the Registrant notes that SEC staff guidance in the mergers and acquisitions context indicates that unbundling of changes to organizational documents is not required when the changes could be made by a registrant's board without shareholder approval. See The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004) (stating that "[t]he application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company's governing instruments to be amended by the Board of Directors be unbundled).

After further review, the SEC staff observes that the Fund's Agreement and Declaration of Trust (hereinafter "DOT") includes a provision that states that shareholder approval shall be required to adopt any amendments to the DOT which would adversely affect to a material degree the rights and preferences of such shares. Therefore, please take one of the following actions:

(A)	Please unbundle amendments in the DOT in Proposal 5 that are material under federal securities law (i.e. substantially affect shareholder rights per guidance in the first sentence of the third paragraph in IM Guidance Update February 2014, No. 2014-02, UNBUNDLING OF PROXY PROPOSALS – INVESTMENT COMPANY CHARTER AMENDMENTS.

(B)	Explain in detail why the proposed changes to the DOT in Proposal 5 do not adversely affect to a material degree the rights and preferences of the Fund's shares and, therefore, do not require shareholder approval under the DOT. The SEC staff would expect such analysis to include relevant court case citations.

Response: The Registrant has unbundled what was Proposal number five into six specific unbundled proposals and a catch all proposal to approve the Amended and Restated Agreement and Declaration of Trust in its entirety. Specially, these use the numbering sequence in the proxy statement and the proposals are as follows.

(5)	To approve a change to the Fund’s Declaration of Trust that would increase the shareholder approval threshold for in a contested Trustee election to a majority of shares outstanding.
(6)	To approve a change to the Fund’s Declaration of Trust to require shareholders representing at least 10% of shares to join in a derivative action when the demand on the Board is not excused.
(7)	To approve a change to the Fund’s Declaration of Trust to add a Delaware state court exclusive jurisdiction clause.
(8)	To approve a change to the Fund's Declaration of Trust stating that the Fund may only be dissolved upon approval of at least 80% of the Trustees.
(9)	To approve the change to the Fund’s Declaration of Trust requiring a 75% shareholder approval threshold to approve mergers or similar transactions with Principal Shareholders.
(10)	To approve a change to the Fund’s Declaration of Trust that would increase the shareholder approval thresholds for certain changes to the Declaration of Trust, including any changes that would reduce the amount payable upon liquidation of the Fund or diminish or eliminate any voting rights.
(11)	To approve the Amended and Restated Declaration of Trust for the Fund in its entirety.

If you have any questions concerning the responses in this letter, please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

Parker Bridgeport